PMU News Release #06-08
TSX, AMEX Symbol PMU

April 11, 2006

PACIFIC RIM MINING APPOINTS CORPORATE SECRETARY

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce the appointment of Ronda Fullerton to the position of Corporate Secretary, effective immediately.

Ms. Fullerton’s legal background and previous Corporate Secretary experience will be a benefit to Pacific Rim as the Company progresses toward its goal of becoming a low-cost gold producer.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company’s primary asset, in addition to its portfolio of prospective exploration projects, is the advanced-stage El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a low cost, intermediate-level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements regarding the timing and outcome of the Company’s development initiatives; the eventual construction and operation of the El Dorado mine; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com                Website: www.pacrim-mining.com